

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 1, 2011

Yan Lin
Chief Executive Officer
Jintai Mining Group, Inc.
c/o Gersten Savage LLP
600 Lexington Avenue, 9th Floor
New York, NY 10022

> **Re: Jintai Mining Group, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **File No. 333-168803**
> **Filed January 7, 2011**

Dear Mr. Lin:

We have reviewed your response letter and amended filing, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

The Company, page 1

Competitive Strength, page 2

1.   We note your bulleted list discussing your competitive advantages. Please provide more balanced disclosure by expanding the Risks Associated With Our Business subsection on page 3 to discuss the more material risks you face, rather than merely providing a cross reference to the Risk Factors section.

2.   Please provide independently verifiable support for your statement at page 2 that "Hechi City of Guangxi Province is well regarded for its non-ferrous metal resources."

3.   We note your disclosure here and at page 73 that management believes that your relationships with local and provincial governments are "strong and mutually beneficial"

and that the local government gives you "strong incentives to continue" mining operations. Please explain and disclose the strong incentives to which you refer and whether these are available to other mining companies. Please quantify these incentives to the extent applicable.

Risk Factors, page 11

4.   We note your response to comment 8 from our letter dated December 22, 2010, as well as your revised disclosure at page 18 of the prospectus. It appears that your disclosure only addresses the situation where Huanjiang Jintai chooses to terminate the agreement under Section 7.2 and then fails to satisfy any amounts due or accrued at that time. However, we note that Huanjiang Jintai is your only operating subsidiary, and therefore, if they were to cancel the Consulting Services Agreement, it appears that you would lose your sole source of revenues. Please add a separate risk factor addressing this risk.

"All but one member of our current management team have no experience in managing and operating a public company…," page 15

5.   We note your responses to prior comments five and six, which among other things specifies that your financial controller was employed in a similar position in a US company for seven years. Please expand to tell us name and profile of this US company, and indicate how this individual participated in the preparation and review of the related financial statements. As part of your response, please tell us how you considered providing enhanced risk factor disclosure regarding your ability to maintain effective internal controls over financial reporting upon becoming subject to the Sarbanes Oxley Act of 2002.

6.   Your response to prior comment five indicates that the Company maintains all its books and records in accordance with US GAAP. We further note from Section 5.1 of the consulting services arrangement that the reports on which the consulting service fee is based are prepared on the basis of PRC GAAP. Please clarify in further detail the information you use to prepare your US GAAP financial statements. As part of your response, please tell us how the PRC GAAP reports on which the consulting service fee is based impact your US GAAP financial statements.

7.   We note your response to prior comment seven which indicates that Mr. Chong has been a financial expert in various commercial sectors for more than 10 listed companies over 20 years. Please clarify if these listed companies prepared US GAAP financial statements. In addition, please tell us how Mr. Chong gained experience preparing, auditing, analyzing or evaluating US GAAP financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company's financial statements, or

experience actively supervising one or more persons engaged in such activities. Please be specific in your response.

"Failure to abide by certain requirements with regard to transfer of certain state-owned assets…," page 22

8.   We note your response to prior comment nine which specifies that in 2007, Mr. Kuizhong Cai paid 4,200,000 RMB to Guangxi General Institutes for a 30% interest in Huanjiang Jintai and in 2010, HJM paid 1,400,000 RMB to Shaoguan Jinteng for a 70% interest in Huanjiang Jintai. We further note your disclosure on page 89 which indicates that Mr. Kuizhong Cai is the founder, and principal shareholder of Huanjiang Jintai Mining Co., Limited and has been the chairman and CEO since its inception in 2003. Please clarify the following;

- The percentage ownership of Mr. Cai's interest in Huanjiang Jintai at its inception in 2003 ;
- The facts and circumstances in which Guangxi General Institutes and Shaoguan Jinteng initially obtained their interests in Huanjiang Jintai;
- Why a 70% interest in Huanjiang Jintai sold for 1,400,000 RMB in 2010 (which implies a fair value of 2,000,000 RMB) and a 30% interest sold for 4,200,000 RMB in 2007 (which implies a fair value of 14,000,000 RMB);

Six months Ended September 30, 2010 Compared with Six months Ended September 30, 2009, page 38

Revenues, page 38

9.   We note your response to prior comment 12. It appears that the unit prices in your tabular disclosure are inconsistent with the prices disclosed in your discussion and analysis. Please clarify why the prices are different and revise your disclosure as necessary.

10.   We note your response to prior comment 15 and that your traditional products are disaggregated for the six months ended September 30, 2010 and September 30, 2009. Please revise your disclosure to provide the disaggregation of your traditional products for the years ended March 31, 2010, March 31, 2009, and March 31, 2008 in a manner similar to the presentation disclosed for six months ended September 30, 2010 and September 30, 2009.

Liquidity and Capital Resources, page 43

For the Fiscal Year Ended March 31, 2010, page 43

Cash and Cash Equivalents, page 43

11.   We note your response to prior comment 17. It remains unclear to us why an accounting error has an impact on your operating cash flows if you have made appropriate reclassifications for all periods. Please describe to us in further detail the nature of the error and tell us the quantitative impact of the reclassifications you have made for all prior periods. As part of your response, please tell us how you considered the disclosure requirements of ASC 250-10-50-7 and how your auditors considered such errors in the dating of their audit opinion.

Consolidated Statements of Operations for the Six Months Ended September 30, 2010, page Q-2

12.   We note your response to prior comment 23. Your disclosure on page Q-21 indicates that the 400,000 warrants issued are out of the money. Refer to ASC 260-10-55-7 and clarify how you calculated the dilutive effect from the outstanding warrants. In this manner, we note that your diluted shares reflected on page Q-2 are 400,000 greater than shares outstanding-basic. Revise your filing as necessary.

Notes to interim Financial Statements, page Q-5

General

13.   We note your response to prior comment 25 provides the reasons for the significant variation in the customary relationship between income tax expense and pre tax accounting income. As previously requested, please include a related disclosure in the notes to your interim financial statements.

Note 14 Convertible Notes, page Q-21

14.   We note your response to prior comment 14. It is unclear to us how you responded to our request for your full accounting analysis under US GAAP for the issuance of your notes and warrants in August 2010.   Please address the following:
   - Tell us the specific accounting literature you applied to your convertible notes and how you applied it, including how you analyzed the embedded conversion option;
   - Describe the significant terms of the note that impacted your accounting analysis including your consideration of the impact of not consummating an IPO;

- Explain the accounting literature you applied to the transaction as a whole, including how you considered the accounting consequences of issuing warrants in conjunction with your convertible debt;
- Clarify your basis for your statement that "[t]hese warrants were considered out-of-money at issuance, and for the 9 month ended 9/30/2010, no warrant expense was recorded." In this regard, the issuance of warrants, whether or not out-of-the-money, appear to have an accounting consequence;
- Tell us how you accounted for the subsequent changes to your August 2010 convertible debt and warrant agreements on November 26, 2010; and
- To the extent you believe the accounting for the convertible debt and warrants you issued in November 2010 to Mr. Zhong differs from the accounting for your August 2010 notes and warrants, please describe the differences and the basis on which you made such conclusions.

Notes to Financial Statements, page F-6

Note 2 Summary of Significant Accounting Policies, page F-6

Accounts Receivable, page F-7

15.   We note your response to comment 30, and it remains unclear to us how your method of recording bad debt complies with US GAAP. Please refer to ASC 310-10-35-5 through 11 and clarify how your policy complies with that guidance. Please modify your disclosure to clarify how you comply with the allowance method and revise your financial statements to the extent that the method you used is materially different than that of the allowance method.

Note 13 Income Taxes, page F-14

16.   We note your response to prior comment 35 which includes per share effect due to tax incentives. Please revise your filing to include this disclosure.

Note 17 Segment Information, page F-17

17.   We note your response to prior comment 37. As previously requested, provide us all of the reports and results reviewed by your chief operating decision maker and clarify if you process minerals or concentrated ore for third parties.

Engineering Comments

18.   We note your response to comment 40 in that you will provide appropriate disclosure in subsequent amendments to the registration statement. You have not yet provided us with

the complete technical report. We re-issue comment 40. Please provide supplementally the complete technical report and a detailed description of all your metallurgical processes and facilities along with your operational costs, capital costs, and cash flow analysis.

19.   We note your response to comment 41 in that you will respond in a subsequent amendment and the lack of mine production information in your amended filing. We re-issue comment 41. Please provide your mine production information in a tabular format.

20.   We note your response to comment 43 in that you will respond in a subsequent amendment and the lack of cutoff grade information in your amended filing. We re-issue comment 43. Please provide your cutoff grade estimate along with the commodity prices, operating costs and recovery parameters used to determine your cutoff grade estimate.

21.   We note your response to comment 44 in that you will respond in a subsequent amendment and the absence of revised reserves that coincide with your fiscal year end. We re-issue comment 44.

22.   We note your response to our previous comment 45 regarding your leaching operations. Based on your response we believe you should substitute the term concentration-beneficiation for the term leaching in your amended filing and define that former.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact John Cannarella at (202) 551-3337 or Mark Shannon, Branch Chief, at (202) 551-3299 if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler, Mining Engineer, at (202) 551-3718 with any engineering questions. Please contact John Lucas at (202) 551-5798 or, in his absence, me at (202) 551-3745 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Via Facsimile
        Arthur Marcus, Esq.
        (212) 980-5192